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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

WILLBROS GROUP, INC.

(Name of Issuer)

Shares of Common Stock, par value $0.05 per share

(Title of Class of Securities)

969199108

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☑ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 969199108			Page 2 of 8

1.	Name of Reporting Person: Imperium Capital Management, LLC		I.R.S. Identification Nos. of above persons (entities only): (Tax ID: 74-3002690)

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,164,100**

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,164,100**

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,164,100**

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.49%**

12.	Type of Reporting Person: OO

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

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13G
CUSIP No. 969199108			Page 3 of 8

1.	Name of Reporting Person: Imperium Advisors, LLC		I.R.S. Identification Nos. of above persons (entities only): (Tax ID: 74-3002689)

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,164,100**

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,164,100**

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,164,100**

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.49%**

12.	Type of Reporting Person: OO

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

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13G
CUSIP No. 969199108			Page 4 of 8

1.	Name of Reporting Person: Stephen R. Goldfield		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,164,100**

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,164,100**

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,164,100**

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.49%**

12.	Type of Reporting Person: IN

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

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SCHEDULE 13G

     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Imperium Capital Management, LLC, a Delaware limited liability company, (the “GP”), Imperium Advisors, LLC, a Delaware limited liability company (the “Investment Manager”), and Stephen R. Goldfield. Stephen R. Goldfield is the principal of the GP and the Investment Manager. The GP is the general partner of Imperium Market Neutral Fund, LP, a Delaware limited partnership (the “Fund”), Imperium Market Neutral Fund, (QP), LP, a Delaware limited partnership, (the “QP Fund”), and Imperium Master Fund, LP a Cayman Island exempted limited partnership (the “Master Fund”). The Fund, the QP Fund and Imperium Market Neutral Offshore Fund, Ltd., Ltd., a Cayman Island exempted company (the “Offshore Fund”), are also general partners of the Master Fund. This Schedule 13G relates to shares of Common Stock of Willbros Group, Inc., a Panama corporation (the “Issuer”) purchased by the Master Fund.

Item 1(a)	Name of Issuer.

Willbros Group, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

Plaza 2000 Building 50th Street, 8th Floor Apartado 0816-01098 Panama, Republic of Panama (507) 213-0947

Item 2(a)	Name of Person Filing.

(1) Imperium Capital Management, LLC
(2) Imperium Capital Advisors, LLC
(3) Stephen R. Goldfield

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

(1) For all Filers: Imperium Capital Management, LLC One Tampa City Center, Suite 2505 Tampa, Fl 33602

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Item 2(c)	Citizenship or Place of Organization.

	(1)		Imperium Capital Management, LLC is a Delaware limited liability company.
	(2)		Imperium Advisors, LLC is a Delaware limited liability company.
	(3)		Stephen R. Goldfield is a U.S. citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $0.05 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

969199108

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4	Ownership.

	(a	)	The GP, the Investment Manager, and Stephen R. Goldfield may be deemed the beneficial owners of 1,164,100 shares of Common Stock.

	(b	)	The GP, the Investment Manager, and Stephen R. Goldfield may be deemed the beneficial owners of 5.49% of the outstanding shares of Common Stock. This percentage was determined by dividing 1,164,100 by 21,184,739, which is the number of shares of Common Stock outstanding as of November 3, 2004, according to Financial Statements included in the Form 10-Q/A filed November 9, 2004.

	(c	)	The GP, the Investment Manager, and Stephen R. Goldfield have the sole power to vote and dispose of the 1,164,100 shares of Common Stock beneficially owned.

Item 5	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

All securities reported in this schedule are owned by clients of the Investment Manager. To the knowledge of the Investment Manager, no one client owns more than 5% of the Common Stock.

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Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not Applicable.

Item 8	Identification and Classification of Members of the Group.

Not Applicable.

Item 9	Notice of Dissolution of Group.

Not Applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement dated February 11, 2005, between the GP, the Investment Manager, and Stephen R. Goldfield.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: February 11, 2005

IMPERIUM CAPITAL MANAGEMENT, LLC
By:	/s/ Stephen R. Goldfield
Name:	Stephen R. Goldfield
Title:	Manager

IMPERIUM ADVISORS, LLC
By:	/s/ Stephen R.Goldfield
Name:	Stephen R. Goldfield
Title:	Manager

STEPHEN R. GOLDFIELD
/s/ Stephen R. Goldfield

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